Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rackspace Hosting, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-153009) on Form S-8 of Rackspace Hosting, Inc. and subsidiaries of our reports dated February 17, 2012, with respect to the consolidated balance sheets of Rackspace Hosting, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and related financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 Annual Report on Form 10-K of Rackspace Hosting, Inc.

/s/ KPMG LLP
San Antonio, Texas
February 17, 2012